

July 26, 2019

Leon Black
Chairman and Chief Executive Officer
Apollo Global Management LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re: Apollo Global Management LLC**
> **PRE 14C**
> **Filed July 15, 2019**
> **File No. 001-35107**

Dear Mr. Black:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRE 14C filed July 15, 2019

General

1.   We note that your proposed bylaws attached as Exhibit C includes a provision designating the Court of Chancery of the State of Delaware as the exclusive forum for certain proceedings, including derivative actions brought on behalf of the company. Please revise your information statement to prominently disclose this provision and highlight that it may discourage shareholder lawsuits or limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes. In addition, such disclosure should state whether this provision applies to actions arising under the Securities Act and/or the Exchange Act. If so, please also revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision. Please add Risk Factor disclosure that describes any risks or impacts on investors. Also ensure that the exclusive forum provision in your

proposed bylaws clarifies its applicability. We may have further comments based on your revisions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Lin, Staff Attorney, at (202) 551-3552 or Erin M. Purnell, Staff Attorney, at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services